APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Malcolm Bedell DBA Ancho Honey
Income Statement - unaudited
For the periods ended 12/31/2022

	Current Period	Prior Period
	01/01/2022 to 12/31/2022	01/01/2021 to 12/31/2021
REVENUES		
Sales	383,280.24	303,265.72
Other Revenue	-	-
TOTAL REVENUES	**383,280.24**	**303,265.72**
COST OF GOODS SOLD		
Cost of Sales	115,000.00	103,000.00
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	115,000.00	103,000.00
GROSS PROFIT (LOSS)	268,280.24	200,265.72
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	80,000.00	80,000.00
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	80,000.00	80,000.00

OPERATING PROFIT (LOSS)	188,280.24	120,265.72
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 188,280.24	$ 120,265.72

Malcolm Bedell DBA Ancho Honey
Balance Sheet - unaudited
For the period ended 12/31/2022

	Current Period	Prior Period
	31-Dec-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 1,000.00	$ 1,000.00
Petty Cash	150.00	150.00
Accounts Receivables	-	-
Inventory	3,000.00	3,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	4,150.00	4,150.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	35,000.00	35,000.00
Computer Equipment	5,000.00	5,000.00
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	40,000.00	40,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 44,150.00	$ 44,150.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	10,000.00	10,000.00
Payroll Liabilities	1,500.00	1,500.00
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		11,500.00	11,500.00
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		32,650.00	32,650.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		32,650.00	32,650.00
TOTAL LIABILITIES & EQUITY	$	**44,150.00**	$ **44,150.00**
Balance Sheet Check		-	-

I, Malcolm Bedell, certify that:

1. The financial statements of Hive Group included in this Form are true and complete in all material respects; and
2. The tax return information of Hive Group has not been included in this Form as Hive Group was formed on 10/10/2023 and has not filed a tax return to date.

Signature   *Malcolm Bedell*

Name: Malcolm Bedell

Title: Owner